ASIA ENTERTAINMENT & RESOURCES, LTD. ANNOUNCES NEW SHARE REPURCHASE PROGRAM

Hong Kong, China – July 31, 2012 – Asia Entertainment & Resources Ltd. (“AERL” or the “Company”) (NASDAQ: AERL), which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, today announced that its Board of Directors has established a new share repurchase program, which will expire on June 30, 2013. The share repurchase program authorizes the Company to purchase up to two million of its ordinary shares on the open market at prices to be determined by the Company’s management. 26,300 shares were purchased under the initial repurchase program.

Purchases pursuant to the program may be made from time to time in accordance with SEC rules and regulations through open market transactions, subject to market conditions, the Company’s share price and other factors. Purchases pursuant to the program must also comply with the Company’s Insider Trading Policy, which, among other things, prohibits the Company from making any share repurchases except during the period beginning on the third trading day after the Company releases any financial or other material information and ending on the fifteenth calendar day prior to the end of the then current fiscal quarter (a “Window Period”). The Company is not currently in a Window Period and, as a result, may not make any share repurchases until the third trading day after it announces its financial results for the six-month period ended June 30, 2012, at the earliest. The repurchase program may be modified, suspended or discontinued at any time.

About Asia Entertainment & Resources Ltd.

AERL, formerly known as CS China Acquisition Corp., acquired Asia Gaming & Resort Limited (“AGRL”) on February 2, 2010. AERL is an investment holding company which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, and is entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms.  AERL’s VIP room gaming promoters currently participate in the promotion of three major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming room is located at the top-tier 5-star hotel, the Star World Hotel & Casino in downtown Macau, and another is located in the luxury 5-star hotel, the Galaxy Macau™ Resort in Cotai, each of which is operated by Galaxy Casino, S.A.  The third VIP gaming room is located at the Venetian Macao-Resort-Hotel in Cotai.

Forward Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of AERL's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.

Contact:

James Preissler

646-450-8808

preissj@aerlf.com

William Schmitt, ICR

203-682-8294

william.schmitt@icrinc.com